SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   August 2, 2005

SEMPRA ENERGY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2034

(Former name or former address, if changed since last report.)

FORM 8-K

Item 2.02 Results of Operations and Financial Condition

The information furnished in this Item 2.02 and in Exhibits 99.1 and 99.2 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing of Sempra Energy, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

On August 2, 2005, Sempra Energy issued a press release announcing consolidated net income of $121 million, or $0.48 per diluted share of common stock, for the second quarter of 2005. The press release has been posted on Sempra Energy's website (www.sempra.com) and a copy is attached as Exhibit 99.1.

Concurrently with the website posting of such press release and as noted therein, Sempra Energy also posted its Income Statement Data by Business Unit for the three months and the six months ended June 30, 2005 and 2004. A copy of such information is attached as Exhibit 99.2

Item 9.01 Financial Statements and Exhibits.

   (c) Exhibits

   99.1   August 2, 2005 Sempra Energy News Release (including tables)

   99.2   Sempra Energy's Income Statement Data by Business Unit for the three months and the six months ended June 30, 2005 and 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: August 2, 2005   By: /s/ F. H. Ault

                                        F. H. Ault
                                        Sr. Vice President and Controller